UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner, Boston Scientific Corporation has received CE Mark for three large vessel sizes (4.0mm, 4.5mm and 5.0mm) of its TAXUS® Express2(TM) paclitaxel-eluting coronary stent system in Europe and other international markets. BSC plans to launch the new sizes immediately and will continue to supply all sizes of its TAXUS stent systems.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: April 6, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Wednesday, April 6, 2005

ANGIOTECH PARTNER RECEIVES CE MARK FOR THREE LARGE SIZES OF ITS MARKET-LEADING TAXUS(R) EXPRESS2(TM) PACLITAXEL-ELUTING CORONARY STENT SYSTEM

VANCOUVER, BC, April 6, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner Boston Scientific Corporation (“BSC”) today announced that it has received CE Mark for three large vessel sizes (4.0mm, 4.5mm and 5.0mm) of its TAXUS® Express2(TM) paclitaxel-eluting coronary stent system in Europe and other international markets. BSC plans to launch the new sizes immediately and will continue to supply all sizes of its TAXUS stent systems.

Previously, the largest drug-eluting stent system size available was 4.0mm, which limited clinicians' options for treating patients with large vessels. The launch of Boston Scientific's three large vessel TAXUS stent systems completes its line of sizes available in Europe and international markets, making it the first company to offer a full range of stent sizes.

"With CE Mark approval for large vessel sizes, we are now able to provide physicians a full complement of drug-eluting stent sizes featuring the safety, efficacy and outstanding deliverability of the TAXUS system," said Paul LaViolette, Boston Scientific Chief Operating Officer. "We are pleased that our ground-breaking technology is now available to the broadest possible patient population, addressing the substantial unmet need of those suffering from coronary artery disease who happen to have large vessels."

The TAXUS stent system is the global market leader in drug-eluting stent systems. The TAXUS system received CE Mark in Europe in January 2003 and U.S. Food and Drug Administration (FDA) approval in March 2004. BSC expects to receive FDA approval for its large vessel TAXUS stent sizes in the first quarter of 2006. In January 2005, BSC announced that it had launched its TAXUS® Liberte(TM) paclitaxel-eluting stent system in 18 countries. The TAXUS Liberte system features the BSC’s next-generation Liberte coronary stent. BSC plans to launch the TAXUS Liberte system in Europe later this year and in the United States next year, subject to regulatory approval.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12